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                            November 13, 2023

       Kelly Huntington
       Chief Financial Officer
       MYR GROUP INC.
       12121 Grant Street, Suite 610
       Thornton, CO 80241

                                                        Re: MYR GROUP INC.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed on February
22, 2023
                                                            File No. 001-08325

       Dear Kelly Huntington:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 27

   1. We note your disclosure related to your discussion and financial condition and results of operations on both the
consolidated and segment levels. Please enhance your disclosures comparing your results
of operations to provide a more robust analysis of the underlying reasons and factors
materially impacting your results of operations.
                                                        Please clearly quantify
the dollar impact of all material factors including from
                                                        acquisitions in order
for investors to fully understand the impacts on your results of operations.
Furthermore, please ensure your disclosures discuss the main cost drivers affecting your
operating expenses and quantify in dollars how those increases/decreases in costs impacted your
consolidated and segment amounts including impact on
                                                        margins during each
period presented, as well as management   s expectations of how they
                                                        may impact future
results. This comment is also applicable to any interim results of operations presented on
a quarterly basis. Please refer to Item 303(b)(2) of Regulation S-
                                                        K and Section 501.12 of
the Financial Reporting Codification for guidance.
 Kelly Huntington
MYR GROUP INC.
November 13, 2023
Page 2
12. Revenue Recognition
Remaining Performance Obligations, page 69

2. We note that a "vast majority" of your $2.3 billion remaining performance obligations will be recognized in 24 months of which approximately $452 million will be recognized within the next 12 months based on your disclosure on page 70. Considering your MSAs and contracts could span between 1 to 3 years, please tell us in what periods you expect to recognize the remaining $1.9 billion that would be included in the " vast majority" and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years and 3 years. Refer to ASC 606-10-50-13(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKelly Huntington                            Sincerely,
Comapany NameMYR GROUP INC.
                                                              Division of
Corporation Finance
November 13, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName